VIA EDGAR

December 7, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 19, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 27, 2012 regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) and Endo Pharmaceuticals, Inc. (“Endo”). Below is the Company’s response to the Staff’s oral comments. The Staff’s oral comments were provided in response to the Company’s letter to the Staff, dated November 15, 2012. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

The Staff is advised that since certain information (particularly with regard to milestones) provided in support of our response herein (see Exhibit A) has previously been granted confidential treatment by the Staff, we will provide Exhibit A to this response supplementally to the Staff for its confidential review and provide only this response letter. Per the Staff’s guidance, we will be requesting, under separate cover, Rule 83 confidential treatment for Exhibit A hereto.

1.	We reissue comment 6 of our letter of November 8, 2012 and ask that you provide us with a quantitative demonstration of your assertion that the substantive milestones (i.e. contingent future consideration) that will be allocated to the research and development unit of account (after consideration of comments 3 and 4 of our letter of November 8, 2012) has a value at the date the agreement was consummated equal to or greater than your $56 million estimated selling price.

Please see Exhibit A attached hereto. We have considered again our position that the allocated contingent future consideration under the Endo arrangement ($135 million) is more than adequate to cover the costs, provide profit and return on investment for the risk inherent in the clinical trial. As noted

in our November 5, 2012 letter to the Staff, our best estimate of the stand-alone selling price of just the research and development services is $56 million. As noted previously, that $56 million estimated selling price assumes the fee is paid for services and is not contingent upon the outcome, and is therefore consistent with the way a contract research organization would be expected to price its services.

As our arrangement with Endo results in us receiving milestone payments only if the specified events occur, an additional margin to cover the uncertainty is necessary. As noted on Exhibit A, we believe that, at the time the Endo agreement was signed, there was at least a 75% likelihood of ultimate FDA approval, and have therefore applied that likelihood to the approval milestone in the example, with varying percentages to other milestone events, which resulted in a total computed value of all milestone payments of $97 million. As such, we believe it is clear that the milestones to be received under the Endo arrangement provide adequate compensation for the cost, profit and risk of performing the research and development services.

2.	We have reviewed your response to comment 7 of our letter of November 8, 2012, and continue to believe that the requirement to supply the clinical trial materials is a separate deliverable apart from the research and development deliverable. Please provide any additional analysis to support your conclusion that the clinical supply deliverable is not a separate deliverable.

Based on our counsel’s discussions with the Staff on November 27, 2012, we understand that the Staff’s belief on this issue is based on the fact that Endo has full control over the subject product, and presumably therefore (although it is not specifically provided for in the Agreement) the right to choose a party other than the Company to perform the required clinical trials, in which case the Company would still be required under the Agreement to provide clinical supply materials, thus making the clinical supply obligation a separate deliverable from the clinical trial services to be provided by the Company under the Agreement.

While we can understand the Staff’s position (and the Staff is correct that Endo does have control over the subject product), we continue to believe that separating the clinical supply obligation from the clinical trial services as distinct units of accounting would result in inappropriate accounting for this arrangement. We respectfully direct the Staff to, and ask the Staff to reconsider, our response to prior comment 7 in our letter dated November 15, 2012 and our prior submissions to the Staff addressing this point. In particular, we would like to reiterate and add the following:

1. The material the Company supplies will be used and consumed in trials for which the Company is already responsible under the Agreement for conducting. Such material will never be delivered or provided to Endo at all. As such, the provision of this material does not, based on our judgment, appear to be a separate deliverable. Rather, it is simply a part of the research and development services deliverable, much as any other goods consumed in research and development are simply part of that broader deliverable, rather than being separate deliverables themselves.

2. The letter and spirit of the Agreement is that the Company, and not a third party, is to conduct the clinical trial services, and the Company is required to perform those services under the Agreement. While there is a contingency that could result in a requirement that the Company deliver clinical supplies to a third party CRO, this contingency would only be applicable in the event that the

Company doesn’t meet its clinical trial services obligation under the Agreement, and this would only occur in the event that the Company breaches its contractual obligations. Accordingly, we believe this is a contingent obligation. Because we believe (and we believed at inception) that it is probable that we will complete our obligations under the Agreement, we do not think it is appropriate to consider and account for such remote contingencies at inception of the arrangement.

3. In addition, we note that even if the Company does not perform the trials, and nevertheless is required to actually deliver clinical supply materials, the Company is still entitled to the same milestone payments under the Agreement. As such, we do not believe it would be proper accounting to defer revenue related to a reduced obligation (i.e., providing clinical supply plus the funding is a reduced obligation compared to designing and conducting the trials).

Based on our counsel’s conversation with the Staff on November 27, 2012, we would welcome the opportunity to discuss this point further with the Staff in the hopes that a further understanding of the arrangement and management’s views regarding the same will be helpful in clarifying this matter for the Staff.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

Attachments

cc:	William B. Stone, Chairman, Audit Committee
Mark A. Sirgo, Pharm.D.
Cherry, Bekaert & Holland, L.L.P.

Exhibit A

Quantitative Analysis of Milestones and Selling Price

[attached hereto]

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